Exhibit No. 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Successor(1)	Predecessor(1)
	Nine months ended December 31, 2006	Three months ended March 31, 2006	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$102	$186	$412	$378	$460	$406
Fixed charges	100	35	114	106	134	113
Deduct:
Interest capitalized(a)	14	3	7	5	9	8

Total earnings (as defined for the Fixed Charges calculation)	$188	$218	$519	$479	$585	$511

Fixed charges:
Interest on debt, including capitalized portions	$95	$33	$105	$95	$124	$104
Estimate of interest within rental expense	5	2	9	11	10	9

Total fixed charges	$100	$35	$114	$106	$134	$113

Ratio of earnings to fixed charges	1.9	6.2	4.6	4.5	4.4	4.5

(a)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(1)	See Note 1 for additional information on Predecessor and Successor reporting.